FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

1.- Summary of General Ordinary and Extraordinary Shareholder Meeting

2.- List of members of the Board of Directors,

the supervisory committee and the external auditor

SUMMARY OF Banco BBVA Argentina S.A. (“BBVA ARGENTINA”) ANNUAL GENERAL ORDINARY / EXTRAORDINARY SHAREHOLDERS MEETING HELD, ON FIRST CALL, ON APRIL 28, 2023.

Banco BBVA Argentina S.A.ʼs President, Lorenzo de Cristóbal de Nicolás, called the Meeting to order at 15.19 a.m., on April 28, 2023, and assumed the chairmanship of the Meeting.

According to the “Deposit of Shares and Record of Attendance at General Meetings” book, the Meeting held on first call, was attended by 8 shareholders, 3 per se and 5 represented by proxies, who registered a holding of 543,865,339 ordinary book-entry shares, with one vote per share and one peso par value each, representing an equal amount of capital stock in pesos, resulting in a presence of 88.76 % on a capital stock of pesos 612,710,079, thus complying with the legal and statutory quorum.

Félix Ariel Schmutz, certified public accountant, who attended on behalf of Bolsas y Mercados Argentinos S.A. and Joel Mainero, certified public accountant, on behalf of the Comisión Nacional de Valores (Argentine Securities and Exchange Commission or “CNV”), participated in the meeting.

Consequently, having complied with all of the legal and statutory requirements, the Chairman declared the Annual General Ordinary and Extraordinary Shareholders Meeting corresponding to the fiscal year 2022 officially open and the items provided for in the Agenda were considered, the voting of which originated the results informed below.

1°) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice President of the Board.

The majority of attending votes approved the appointment of Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. proxies to prepare and sign the minutes together with the Board of Directors First Vice-president, Mr. Jorge Delfín Luna, considering the impossibility that the President of the Company signs the minutes because of his residence abroad, the proposal of the shareholder, ANSES FGS, Law 26,425, to be appointed for the subscription of the minutes was not approved.

The proposal of the shareholder Banco Bilbao Vizcaya Argentaria S.A., according to the following figures, was approved by a majority.

The counting of votes showed the figures mentioned below:

Positive votes: 498,584,701

Negative votes: 43,299,540

Abstentions: 1,981,098

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2°) Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 148, ended on December 31, 2022.

The Integrated Annual Report, Financial Statements, supplementary information and other accounting information, Report of the Supervisory Committee and Auditor Reports related to corporate Fiscal Year No. 148, ended on December 31, 2022 were approved by the majority of votes attending the Meeting.

The counting of votes showed the figures mentioned below:

Positive votes: 541,523,059

Negative votes: 122,868

Abstentions: 2,219,412

3°) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee, corresponding to the Fiscal Year 148 ended December 31, 2022.

The managements of the Board of Directors, General Manager and the Supervisory Committee during fiscal year 2022 were approved by the majority of attending votes.

The counting of votes showed the figures mentioned below:

Positive votes: 541,509,757

Negative votes: 131,613

Abstentions: 2,223,969

4°) Consideration of the results of the corporate Fiscal Year N° 148, ended on December 31 2022. Treatment of the Retained Results as of December 31, 2022 in the amount of AR$ 58,825,787,705.40. It is proposed to apply: A) AR$ 11,765,157,541.08 to Legal Reserve; B) AR$ 47,060,630,164.32 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

The following was approved by the majority of the votes attending the Meeting: (a) the result of the fiscal year, that amounts to AR$ 58,814,984,594.58; (b) that the retained results as of December 31, 2022 in the amount of AR$ 58,825,787,705,40 shall be applied: (i) AR$ 11,765,157,541.08 to Legal Reserve; and (ii) AR$ 47,060,630,164.32 to voluntary reserve for future distribution of results, in accordance with the Ordered Text of the Argentine Central Bank Rules.

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The counting of votes showed the figures mentioned below:

Positive votes: 541,665,823

Negative votes: 138,447

Abstentions: 2,061,069

5°) Partial write-off of the "Optional Reserve for future distributions of Income" in the amount of AR$ 35,566,224,479 for the distribution of a dividend to be paid in cash and/or marketable securities, the latter under the terms approved by the Shareholders' Meeting dated April 29, 2022, all subject to the prior authorization of the Argentine Central Bank. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

It was approved by a majority of the attending votes as follows: a) the payment of a dividend in the amount of AR$ 35,566,224,479 (Pesos thirty five thousand, five hundred sixty-six million, two hundred twenty-four thousand, four hundred seventy-nine) in proportion to the nominal holding of each shareholder, an amount equivalent to AR$ 58.047 thousandths per share, through the partial write-off of the Optional Reserve for Future Distributions of Income; b) for the purposes of the authorization to be requested to the Argentine Central Bank, to quantify 40% of the amount that would have corresponded if the rules on “Distribution of Results” were applied, in the amount of AR$ 50,401,015,479 (Pesos fifty thousand four hundred one million, fifteen thousand four hundred seventy-nine); c) If the amount ultimately authorized by the Argentine Central Bank is less than AR$ 50,401,015,479 (Pesos fifty thousand four hundred one million fifteen thousand four hundred seventy-nine), it shall be applied, first to the payment of the balance pending payment of dividends previously declared referred to above, and the balance, to the payment of the new dividend declared at this Meeting. In the event that it is not possible to pay such new dividend in full, the amount of the dividend will be reduced to the amount that it is possible to pay, without, therefore, any balance remaining to be paid in the future, and the amount that it is not possible to pay will remain in the Optional Reserve for Future Distribution of Income; d) that, subject to the procedure to be duly informed, the payment of the dividend considered to non-resident shareholders may be made with marketable securities, all in accordance with the regulations in force. Notwithstanding the foregoing, it is proposed to grant them the option to express their disagreement, informing their decision to receive it in pesos, through the procedure to be duly informed; e) that the Board of Directors be granted the delegation of powers contemplated in this item of the Agenda, so that, in accordance with the Argentine Central Bank rules, once authorization has been obtained, it may determine the opportunity, modality, terms, marketable securities to be delivered (if any) and other terms and conditions for the payment of the dividends to the shareholders, as well as to designate authorized persons for the necessary filings before the corresponding agencies.

The counting of votes showed the figures mentioned below:

Positive votes: 498,356,992

Negative votes: 285,774

Abstentions: 45,222,573

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6°) CONSIDERATION OF THE BOARD REMUNERATION CORRESPONDING TO THE FISCAL YEAR 148, ENDED ON DECEMBER 31, 2022.

The following issues were approved by the majority of the attending votes: a) the fees and remunerations received by the Directors during the fiscal year 148 ended on December 31, 2022 in the amount of AR$ 59,727,349.50; and b) Mr. Gustavo Adolfo Mazzolini Casas’s waiver of his fees.

The counting of votes showed the figures mentioned below:

Positive votes: 498,151,849

Negative votes: 175,872

Abstentions: 45,537,618

7°) CONSIDERATION OF THE SUPERVISORY COMMITTEE REMUNERATION CORRESPONDING TO THE FISCAL YEAR 148, ENDED ON DECEMBER 31, 2022.

The fees received by the members of the Supervisory Committee for fiscal year No. 148 ended December 31, 2022 for up to AR$ 5,818,308 were approved by a majority of the attending votes.

The counting of votes showed the figures mentioned below:

Positive votes: 541,451,446

Negative votes: 179,700

Abstentions: 2,234,193

8°) DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS.

It was approved by the majority of votes attending the Meeting that the composition of the Board of Directors in seven Directors and three Alternate Directors be maintained.

The counting of votes showed the figures mentioned below:

Positive votes: 490,923,598

Negative votes: 6,645,363

Abstentions: 46,296,378

4

9°) ELECTION OF DIRECTORS, AS APPROPRIATE, DEPENDING ON WHAT IS RESOLVED IN RESPECT OF THE PRECEDING POINT. AUTHORIZATION FOR CARRYING OUT THE PROCEEDINGS AND FILINGS AND REGISTRATION OF THE ADOPTED RESOLUTIONS.

The following issues were approved by the majority of attending votes:

(a) the certification required according to the recommendation of the Appointment and Remuneration Committee (insofar as the members of the Board are not included in the disqualifications provided for in the Argentine Law on Financial Institutions and that they maintain the conditions of legal ability, suitability, competence, probity, experience in financial activity and possibility of working, which were evaluated by the Argentine Central Bank).

(b) Mr. Jorge Delfín Luna, Ms. Adriana María Fernández de Melero and Mr. Gustavo Alberto Mazzolini Casas are reelected as Directors until December 31, 2025;

(c) Mr. Javier Pérez Cardete is elected as Director until December 31, 2025; and

(d) Mr. Carlos Eduardo Elizalde is elected as Alternate Director, who will complete Mr. Javier Pérez Cardete's term of office until December 31, 2024;

(e) Messrs. Luna, Mazzolini Casas and Elizalde have the status of non-independent for both local and foreign regulations, while Mrs. Fernández de Melero and Mr. Pérez Cardete have the status of independent for both local and foreign regulations; and

(f) any of the Company ̓s Directors be authorized, with the broadest powers, to notarize and/or carry out any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting before the CNV and proceed to the registration with the corresponding Public Registry in charge of the Inspección General de Justicia (companies registrations authority).

The counting of votes showed the figures mentioned below:

Positive votes: 491,075,917

Negative votes: 6,587,250

Abstentions: 46,202,172

10°) ELECTION OF THREE REGULAR MEMBERS AND THREE ALTERNATE MEMBERS TO INTEGRATE THE SUPERVISORY COMMITTEE DURING THE CURRENT FISCAL YEAR.

The shareholder, Banco Bilbao Vizcaya Argentaria S.A., submitted the following proposal to form the Supervisory Committee for the fiscal year 2023:

(a) the appointment of the following attorneys as regular members of the Supervisory Committee: Marcelino Agustín Cornejo, Gonzalo José Vidal Devoto and Vanesa Claudia Rodríguez.

(b) the appointment of the following attorneys as alternate members of the Supervisory Committee: Julieta Paula Pariso, Lorena Claudia Yansenson and Magdalena Laudignon; (c) that in all cases the appointment be made for one fiscal year, i.e. until December 31, 2023; (d) to state for the record that all the proposed candidates have the status of independent according to the provisions of the CNV Rules; and (e) authorize the members of the Supervisory Committee to participate in the supervisory committees of other companies pursuant to the terms of Sections 298 and 273 of the General Corporations Law, without prejudice to the foregoing, they must maintain the strict level of confidentiality that corresponds to the corporate purpose of the Company.

5

The shareholder ANSES FGS, Law 26,425, proposed the candidates indicated by Sindicatura General de la Nación (SIGEN) in accordance with the powers conferred by Section 114, Law 24,156, Enrique Alfredo Fila (Identity Card, DNI 13,094,253), accountant, as Regular Member of the Supervisory Committee and Jorge Roberto Pardo (Identity Card, DNI 11,018,727), accountant, as Alternate Member of the Supervisory Committee, also informing that the candidates are independent to hold office pursuant to the provisions of Sections 12 of Section III, Chapter III, Title II of the CNV Rules.

The proposal of the shareholder Banco Bilbao Vizcaya Argentaria S.A. was approved by majority, as follows:

Positive votes: 497,264,413

Negative votes: 43,596,102

Abstentions: 3,004,824

11°) REMUNERATION OF THE ACCOUNTANT GIVING HIS OPINION CORRESPONDING TO THE FINANCIAL STATEMENTS FOR FISCAL YEAR 148, ENDED ON 31 DECEMBER 2022.

The majority of votes attending the Meeting approved the remuneration of the certifying accountant for the quarterly and annual Financial Statements corresponding to the fiscal year N° 148 ended December 31, 2022 in the amount of AR$ 231,048,297 plus VAT.

The counting of votes showed the figures mentioned below:

Positive votes: 540,544,033

Negative votes: 316,482

Abstentions: 3,004,824

12°) APPOINTMENT OF THE ACCOUNTANT GIVING HIS OPINION CORRESPONDING TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2023.

The majority of votes attending the Meeting approved the appointment as Auditor for the financial statements corresponding to the fiscal year which began on January 1, 2023 and will end on December 31, 2023 to the firm Pistrelli, Henry Martin y Asociados S.R.L. in particular the following partners Javier José Huici, as Regular External Auditor and Germán Enrique Cantalupi as Alternate External Auditor.

The counting of votes showed the figures mentioned below:

Positive votes: 541,460,683

Negative votes: 55,791

Abstentions: 2,348,865

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13°) ALLOCATION OF THE BUDGET TO THE AUDIT COMMITTEE UNDER THE CAPITAL MARKETS LAW 26,831 FOR PROFESSIONAL ADVICE.

The allocation of a budget of AR$ 5,948,756.37 to the Audit Committee was approved by the majority of votes attending the Meeting.

The counting of votes showed the figures mentioned below:

Positive votes: 541,736,119

Negative votes: 36,399

Abstentions: 2,092,821

There being no further issues to be dealt with, this Meeting was adjourned at 15.59 p.m.

7

BANCO BBVA ARGENTINA S.A.

PURSUANT TO THE MEETING HELD ON APRIL 28, 2023, the payroll of members of the Board of DirectoRs, the supervisory committee and the external auditor IS LISTED BELOW.

1)    members of the Board of Directors, RENEWAL OF MANDATES

Director	Expiration Date
Jorge Delfín Luna	December 31, 2025
Adriana María Fernández de Melero	December 31, 2025
Gustavo Alberto Mazzolini	December 31, 2025

2)	NEW MEMBERS OF THE BOARD OF DIRECTORS MANDATES.

Directors	Expiration Date
Javier Pérez Cardete	December 31, 2025

Alternate Directors	Expiration Date
Carlos Eduardo Elizalde	December 31, 2024

3) LIST OF MEMBERS OF THE BOARD OF DIRECTORS

Offices	Directors	Expiration Date
President	Lorenzo De Cristóbal De Nicolás (2)	December 31, 2023
First Vice-president	Jorge Delfín Luna (2)	December 31, 2025
Second Vice-president	Javier Pérez Cardete (1)	December 31, 2025
Director	Gustavo Alberto Mazzolini Casas (2)	December 31, 2025
Director	Gabriel Eugenio Milstein (2)	December 31, 2023
Director	Ernesto San Gil (1)	December 31, 2023
Director	Adriana María Fernández de Melero (1)	December 31, 2025
Alternate Director	Gustavo Fabián Alonso	December 31, 2024
Alternate Director	Gabriel Alberto Chaufán (2)	December 31, 2024
Alternate Director	Carlos Eduardo Elizalde (2)	December 31, 2024

(1)	Independent Director
(2)	Non-independent Director

4) LIST OF MEMBERS THE SUPERVISORY COMMITTEE

Regular Statutory Auditor	Gonzalo José Vidal Devoto
Regular Statutory Auditor	Vanesa Claudia Rodríguez
Regular Statutory Auditor	Marcelino Agustín Cornejo

Alternate Statutory Auditor	Julieta Paula Pariso
Alternate Statutory Auditor	Lorena Claudia Yansenson
Alternate Statutory Auditor	Magdalena Laudignon

Expiration of office: December 31, 2023

5) EXTERNAL AUDITOR

Pistrelli, Henry Martin y Asociados S.R.L. accounting firm was appointed as external auditor for the fiscal year ending on December 31, 2023, particularly one of the partners, Javier José Huici, Public Accountant, was appointed as regular external auditor and Germán Enrique Cantalupi, also partners of the accounting firm and Public Accountant, was appointed as alternate external auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: May 2, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer